UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-39968

TELUS International (Cda) Inc.

(Registrant’s name)

Floor 7, 510 West Georgia Street

Vancouver, BC V6B 0M3

Tel.: (604) 695-3455

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INCORPORATION BY REFERENCE

TELUS International (Cda) Inc.’s Notice of Meeting and Record Date in connection with its 2023 Annual General Meeting is attached as an exhibit to this Report of Foreign Private Issuer on Form 6-K.

This report on Form 6-K shall be deemed to be incorporated by reference in TELUS International (Cda) Inc.’s registration statements on Form F-3 (File No. 333-264066) and Form S-8 (File No. 333-252685) (together, the “Registration Statements”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS International (Cda) Inc.
Date: February 27, 2023	By:	/s/ Michel Belec
	Name:	Michel Belec
	Title:	Chief Legal Officer and Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit

99.1	Notice of Meeting and Record Date